                      LABARGE, INC. EMPLOYEES SAVINGS PLAN

                        Financial Statements and Schedule

                           December 31, 2001 and 2000

                   (With Independent Auditors' Report Thereon)

                      LABARGE, INC. EMPLOYEES SAVINGS PLAN


                        Table of Contents and Definitions



                                                                      Page

Table of Contents:

  Independent Auditors' Report                                   1

  Financial Statements:
    Statements of Net Assets Available for Plan Benefits as of
      December 31, 2001 and 2000                                 2
    Statements of Changes in Net Assets Available for Plan Benefits
      for the Years ended December 31, 2001 and 2000             3
    Notes to Financial Statements                                4



                                                       Schedule 1

Schedule of Assets (Held at End of Year), December 31, 2001      10





Definitions:

  Plan             - LaBarge, Inc. Employees Savings Plan

  Trustee          - A. G. Edwards Trust Company

  ERISA            - Employee Retirement Income Security Act of 1974

  Company          - LaBarge, Inc.

  Plan Administrator - LaBarge, Inc. Plan Administration Committee

                          Independent Auditors' Report




Plan Administration Committee
LaBarge, Inc. Employees Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of the LaBarge, Inc. Employees Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the LaBarge, Inc. Employees Savings Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information in
Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/KPMG LLP
St. Louis, Missouri
May 31, 2002




                 LABARGE, INC. EMPLOYEES SAVINGS PLAN

         Statements of Net Assets Available for Plan Benefits

                      December 31, 2001 and 2000

                                                   2001           2000

                                                 ---------       -------


Assets:

Investments:

     Registered investment company shares   $    7,824,957       8,355,649

     Money market accounts                       1,890,598       1,335,630

     LaBarge, Inc. common stock                  3,679,834       1,761,023

     Loans to participants                         633,266         712,089

                                                 ----------       ----------

             Total investments                  14,028,655      12,164,391

                                                  ---------        ---------

  Receivables:

     Employer contributions                         88,862          77,465

     Participant contributions                     120,707         106,984

     Participant loans                              22,166          22,744

     Interest and dividends                          3,463           7,550

                                                  ---------        ---------

        Total receivables                          235,198         214,743

Liabilities:

  Accrued expenses                                   9,401           9,257

                                                  ---------        ---------

  Net assets available for plan benefits    $   14,254,452      12,369,877

                                                   ========         ======


See accompanying notes to financial statements.



                     LABARGE, INC. EMPLOYEES SAVINGS PLAN

       Statements of Changes in Net Assets Available for Plan Benefits

                    Years ended December 31, 2001 and 2000

                                                 2001            2000

                                                ------          ------


Investment (loss) income:

 Interest and dividends                      $       228,295            220,169

 Net appreciation (depreciation) in                  385,131         (1,703,066)
 fair market value of investments

                                                      --------         --------

        Total investment income (loss)               613,426         (1,482,897)

Participant contributions                          1,519,349          1,400,199

Employer contributions                               372,432            316,964

Participant distributions                           (570,878)        (2,217,042)

Administrative expenses                              (49,754)           (47,135)

                                                      --------         --------

        Increase (decrease) in net                 1,884,575         (2,029,911)
        assets available for plan
        benefits

Net assets available for plan benefits:

 Beginning of year                                12,369,877         14,399,788


                                                     --------         --------

  End of year                                 $   14,254,452         12,369,877


                                                     ========         ========

245:
See accompanying notes to financial statements.

(1)Description of the Plan

   The following description of the Plan provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

   (a)General

       The Plan is a defined contribution plan sponsored by the Company covering substantially all employees with 60 days of service and is subject to the provisions of ERISA.

   (b)Contributions

       Employees may elect to contribute, on a pre-tax basis, up to 15% of covered compensation in various investment funds of the Plan. The Company contributes an amount equal to 50% of the first $25 per month of employee contributions plus 25% of the employee contribution in excess of $25. The Company provides matching contributions in an amount not to exceed 8% of the participant's compensation. All Company matching contributions are nonparticipant directed. Specifically, the Company matching contributions are invested in LaBarge, Inc. common stock and are restricted from being transferred to other Plan funds. Each year the Company may also, at its option, contribute an additional discretionary amount as determined by the Company's board of directors as a profit-sharing contribution. There were no discretionary profit-sharing contributions for 2001 or 2000.

   (c)Participants' Accounts

       Each participant account is credited with the participant's contribution, the Company's matching contribution, and an allocation of the Company's discretionary profit-sharing contribution and fund earnings, net of administrative expenses. Allocations are based upon covered compensation or account balances, as defined in the plan agreement.

       Participants may transfer amounts between funds on quarterly enrollment dates throughout the year. The Plan Administrator will record these transfers in the participant's account and direct the Trustee to reinvest the amounts to reflect these changes. Money market accounts are maintained for each fund to provide for short-term investments while transfers are in process. At year-end, the investments are presented net of any transfers in process as directed by the participants.

       A participant's interest in transfers and trading activity in the LaBarge Common Stock Fund is based on a weighted average formula.

   (d)Vesting

       Participants are immediately vested in their contributions plus any earnings thereon. Participants are fully vested with respect to a calendar quarter employer matching contribution if that participant is employed by the Company on the last day of such calendar quarter. Upon a participant's attainment of his/her normal retirement date (65th birthday), or upon death or total disability, his/her entire account balance as of the most recent valuation date will become 100% vested. In the event a participant terminates employment, vesting in the Company's profit-sharing contribution allocated to the participant's account is 100% after five full years of continuous service.

   (e)Loans to Participants

       Participants are allowed to transfer portions of their account balances into the Loan Fund and borrow from the Loan Fund at the prevailing market rate (prime plus 0.5%). Loans will be limited to the lesser of
       (i) 50% of a participant's vested plan account balance as of the last day of the calendar quarter for which the loan is being made, or
       (ii) $50,000. Loans to participants include interest-bearing promissory notes at rates from 5.00% to 10.00% with final due dates through October 2006.

   (f)Payment of Benefits

       Upon termination or retirement of service, a participant's account is distributed in the form of a lump-sum payment or installment payments over a period of time. Distributions are made as soon as practical after the close of the plan quarter in which the termination of employment occurs or is deferred until age 70-1/2 at the participant's election.

(2)Summary of Significant Accounting Policies

   (a)Basis of Presentation

       The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting, except benefit payments which are recorded when paid.

   (b)Investments

       Participants may elect to have a portion of their account balances invested in the following separate investment funds within the Plan:

       * Aggressive Growth Fund, which shall have as its principal objective aggressive growth by investing primarily in stocks of smaller and less seasoned
          companies;
       * Balanced Fund, which shall have as its principal objective conservation of principal, current income, and long-term growth of principal and income by investing in stocks and fixed income securities;
       * Equity Index Fund, which shall have as its principal objective long-term capital growth by investing in the same stocks and in substantially the same percentage as the S&P 500 Composite Stock Price Index;
       * Growth Fund, which shall have as its principal objective long-term growth by investing in stocks of companies that are undervalued relative to the stock market as a whole;
       * Growth and Income Fund, which shall have as its principal objective long-term growth by only investing in stocks that have paid dividends in 9 of
          the last 10 years;
       * International Growth Fund, which shall have as its principal objective long-term growth by normally investing at least 65% of assets in companies located in Europe or the Pacific Basin;
       * Money Market Fund, which shall have as its principal objective the preservation of principal and the earning of interest at rates prevailing on
          short-term fixed income investments;
       * Intermediate Bond Fund, which shall have as its principal objective the preservation of principal and the production of income by investing in government securities and high-quality corporate bonds;
       * LaBarge Common Stock Fund, which shall be exclusively invested in common stock of the Company; and
       * Loan Fund, which shall account for all principal and interest outstanding on loans to plan participants.

       The Aggressive Growth Fund, Balanced Fund, Equity Index Fund, Growth Fund, Growth and Income Fund, International Growth Fund, and Intermediate Bond Fund (all invest in registered investment company shares), and the LaBarge Common Stock Fund are stated at fair market value. The fair market value of the Company's common stock is determined based on the quoted market value of the stock on the last day of trading for the period. The Money Market Fund is valued at cost plus interest, which approximates net realizable value. The appreciation (depreciation) in fair market value of investments of the Plan represents the change in the difference between market value and cost of the investments during the year and realized gains or losses on the sale of investments.

       Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

   (c)Trust Fund Managed by the Trustee

       Under the terms of a trust agreement, the Trustee manages a trust fund on behalf of the Plan. The investments and changes therein of this trust fund have been reported to the Plan by the Trustee.

   (d)Use of Estimates

       Certain amounts included in the financial statements are estimated based on current available information and the Plan Administrator's judgment as to the outcome of future conditions and circumstances. While every effort is made to ensure the integrity of such estimates, including the use of third-party specialists where appropriate, actual results could differ from these estimates.

   (e)Administrative Charges

       The Plan gives the Company the option of paying all administrative expenses or charging them to the Plan. All expenses incidental to the operation and management of the Plan have been paid by the Plan

 (3)    Tax Status

   The Plan Administrator has received a favorable determination letter dated April 8, 1994 from the Internal Revenue Service which indicates that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from Federal income taxes. The Plan has been subsequently amended. In the opinion of the Plan Administrator, such amendments do not affect the tax status of the Plan.

(4)Plan Termination

   Although it has not expressed an intent to do so, the Company has the right under the provisions of the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested.

(5)Related-party Transactions

   On various dates during 2001, the Plan purchased 124,300 shares of the Company's common stock at fair market value at prices ranging from $1.69 to $4.73 per share for investment in the Plan's LaBarge Common Stock Fund.

   On August 17, 2001 and August 23, 2001, the Plan sold 2,260 and 100 shares of the Company's common stock included in the Plan's LaBarge Common Stock Fund at fair market value at a price of $2.85 and $2.80 per share, respectively.

   The market value of the investment in the LaBarge Common Stock Fund was valued at $3.40 and $1.75 per share at December 31, 2001 and 2000, respectively.

(6)Reconciliation of Financial Statements to Form 5500

   The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                    December 31
                                                 2001         2000
                                              ----------   ----------
  Net assets available for plan benefits    $ 14,254,452   12,369,877
   per the financial statements
  Amounts allocated to withdrawing               834,421      610,800
   participants
                                              ----------   ----------
  Net assets available for plan benefits    $ 13,420,031   11,759,077
   per the Form 5500
                                                  ======       ======

   The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                              Year ended December 31
                                                 2001         2000
                                              ----------   ----------
  Distributions to participants per the     $    570,878    2,217,042
   financial statements
  Add amounts allocated to withdrawing           834,421      610,800
   participants at end of year
  Less amounts allocated to withdrawing          610,800      852,985
   participants at beginning of year
                                               ---------    ---------

  Benefits paid to participants per the     $    794,499    1,974,857
   Form 5500
                                                  ======       ======

   Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payments prior to December 31 but not yet paid as of that date.

(7)Investments

   Investments of the Plan are comprised of the following:

   Investments that represent 5% or more of the Plan's net assets are separately identified.


                                                    December 31
                                                 2001         2000
                                              ----------   ----------
  Investments at fair value as determined
   by quoted market price:
  Mutual funds:
  Fidelity Advisor Series II Growth         $ 1,015,472    1,143,404
   Opportunity Fund Class T
  Intermediate Bond Fund of America             744,158      421,316
  Mainstay Funds Equity Index Fund Class A    2,259,566    2,591,575
  EuroPacific Growth Fund Class A             1,240,712    1,400,664
  Putnam Voyager Fund Class A                 2,113,954    2,567,963
  Other                                         451,095      230,727

                                              7,824,957    8,355,649

  LaBarge, Inc. common stock                  3,679,834    1,761,023
                                              ----------   ----------
                                             11,504,791   10,116,672
                                              ----------   ----------
  Investments at fair value:
  Money market accounts - Prime               1,890,598    1,335,630
   Obligations Fund - A
  Loans to participants                         633,266      712,089
                                              ----------   ----------
                                              2,523,864    2,047,719
                                              ----------   ----------
                                           $ 14,028,655   12,164,391
                                              ========     ========

(8)Non-participant Directed Investments

   Information about net assets and the significant amounts of the changes in net assets relating to the nonparticipant-directed investments is as follows for the year ended December 31, 2001:

LaBarge, Inc. common stock               $ 3,679,834
                                           ========
Net appreciation in fair market value    $ 1,577,371
Employer and participant contributions       410,275
Participant distributions                    (65,416)
Administrative expenses                       (3,419)
                                           ---------
                                           1,918,811

LaBarge, Inc. common stock, beginning of   1,761,023
year
                                           ----------
LaBarge, Inc. common stock, end of year  $ 3,679,834
                                           ========




                                                                             Schedule 1
                         LABARGE, INC. EMPLOYEES SAVINGS PLAN

                       Schedule of Assets (Held at End of Year)

                                  December 31, 2001

                                            Number of

                                            shares

       Description of investments           or units          Cost          Current
                                                                             value


Money market accounts:

 Prime Obligations Fund - A                  1,890,598  $    1,890,598       1,890,598


Equity Mutual Funds:

 American Balanced Fund Inc. Income Fund         1,572          22,973          24,918

 EuroPacific Growth Fund Class A                46,175       1,642,510       1,240,712

 Fidelity Advisor Series II Growth
 Opportunity

   Fund Class T                                 35,309       1,513,670       1,015,472

 Mainstay Funds Equity Index Fund Class         60,032       2,376,486       2,259,566
 A

 Putnam Voyager Fund Class A                   122,194       3,056,073       2,113,954

 Washington Mutual Investors Fund Class         15,086         441,031         426,177
 A

Fixed Income Fund:

 Intermediate Bond Fund of America              54,919         736,140         744,158

LaBarge Common Stock Fund:                   1,082,304       2,297,612       3,679,834


 LaBarge Inc. common stock*

Loans to participants                                -         633,266         633,266

                                                          --------       --------

        Total investments                               $   14,610,359      14,028,655

                                                          ======         ======

* Represents a party-in-interest transaction allowable under ERISA regulations.

See accompanying independent auditors' report.


